SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

7 March 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

RNS Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Additional Listing
Released	14:30 6 Mar 2002
RNS Number	5142S

Royal & Sun Alliance Insurance Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 715,563 Ordinary shares of 27.5p each under the Royal & Sun Alliance Insurance Group plc Employees' Stock Purchase Plan for U.S. Employees, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Company website

RNS Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Additional Listing
Released	14:30 7 Mar 2002
RNS Number	5658S

Royal & Sun Alliance Insurance Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 704,225 Ordinary shares of 27.5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 344,225 shares to be issued under the Royal & Sun Alliance Insurance Group plc Employees' Stock Purchase Plan for U.S. Employees, 305,000 shares under the Royal & SunAlliance 401(k) Account and 55,000 shares to be issued under the Royal & Sun Alliance Insurance Group plc Equity Incentive Plan for U.S. Employees.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 7 March 2002

By: (Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.